Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Additional Decision in Tax Demand at Turkish Company

Hadera, Israel, November 2, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that pursuant to the Company's press release dated February 18, 2010, regarding a tax report received from the Turkish tax authorities at KCTR ("KCTR"), the Turkish subsidiary of the associated company Hogla-Kimberly Ltd.(49.9%),and pursuant to appeals filed by KCTR regarding the said tax demand, and pursuant to the Company's reports dated August 1, 2011,and dated August 17, 2011,  regarding resolutions of the Turkish court regarding some of these appeals(hereinafter: "The Previous Resolutions"),the Company does hereby announce as follows-

On November 2nd, 2011, the Company was notified of a resolution from the lower court in Turkey regarding several additional appeals submitted by KCTR against the said tax claim, pursuant to which KCTR is required to pay the tax authorities an additional sum of YTL 5.4 million (approx. USD 3 million), amounting to YTL 18.6 million (approx. USD 10.4 million) with the addition of interest and fines, on account of the said issues discussed in the appeals that are the subject of the resolution.

The Company is examining the accounting implications of this resolution, inter alia while taking into account the sum that was provided on account of the previous resolutions of the court, that was included in the financial statements as at June 30, 2011.

KCTR has informed the Company that it intends to appeal to a higher court and file a request for a stay of execution also in respect of this current resolution of the court, as was done also in connection with the Previous Resolutions on the basis of the professional opinion of the KCTR legal consultants.

The total sums that KCTR is required to pay according to all of the decisions of the court in Turkey handed down thus far, amount to YTL 14.5 million (approximately USD 8.1 million), and sums up to a total amount of approximately YTL 52.7 million, including interest and fines (approximately USD 29.4 million). These decisions relate to appeals representing approximately 43.9% of the overall principal sum of the tax claim.

It should be noted that the lower court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 18.5 million (approximately USD 10.3 million) and sums up to approximately YTL 82.9 million, including interest and fines (approximately USD 46.2 million).

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il